Exhibit 99.1

BIG TREE CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise note)

	As of
	December 31, 2024	June 30, 2024
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	1,747,822	748,099
Advanced to suppliers	-	2,941
Accounts receivables, net	101,974	47,753
Prepaid expenses and other current assets, net	437,478	539,531
Inventories, net	1,490	600,876
Amounts due from a related party	-	16,595
Total current assets	2,288,764	1,955,795

Non-current assets:
Property and equipment, net	2,534,424	3,599,546
Intangible assets, net	2,175,601	2,362,417
Right-of-use assets	1,262,111	547,214
Deferred tax assets	175,788	502,965
Total non-current assets	6,147,924	7,012,142
TOTAL ASSETS	8,436,688	8,967,937

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payables	80,041	430,510
Contract liabilities	18,066	3,776,879
Accrued expenses and other current liabilities	3,649,378	2,663,779
Operating lease liabilities - current	339,542	190,023
Amounts due to a related party	1,163,916	13,012
Total current liabilities	5,250,943	7,074,203

Non-current liabilities:
Contract liabilities	-	1,376,046
Long-term loans	1,369,994	1,376,046
Amounts due to a related party, non-current	2,501,381	2,360,147
Operating lease liabilities - non-current	1,014,240	335,241
Other non-current liabilities	1,045,463	1,025,051
Total non-current liabilities	5,931,078	6,472,531
TOTAL LIABILITIES	11,182,021	13,546,734

Shareholders’ deficit:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 ordinary shares authorized, 57,080,546 and 57,080,546 ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively) *	5,708	5,708
Accumulated deficit	(3,018,659)	(4,898,117)
Accumulated other comprehensive income	267,618	313,612
Total shareholders’ deficit	(2,745,333)	(4,578,797)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	8,436,688	8,967,937

*	The shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

BIG TREE CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended December 31,
	2024	2023
	USD	USD
Net revenue	1,039,851	4,158,057
Cost of revenues	(367,274)	(1,378,127)
Gross profit	672,577	2,779,930

Operating expenses
Selling expenses	(363,777)	(435,245)
General and administrative expenses	(2,403,721)	(1,887,213)
Total operating expenses	(2,767,498)	(2,322,458)
Operating (loss)/profit	(2,094,921)	457,472

Other income, net
Financial expenses	(169,141)	(20,079)
Financial income	1,019	2,699
Gain on deregistration and disposal of subsidiaries, net	4,788,377	62,429
Other (expenses)/income, net	(50,820)	33,561
Total other income, net	4,569,435	78,610

Income before income tax provision	2,474,514	536,082
Income tax (expense)/benefit	(595,056)	45,302
Net income	1,879,458	581,384

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(45,994)	23,568
Total comprehensive income	1,833,464	604,952

Earnings per share*
Basic and diluted	0.0286	0.0116
Weighted average shares used in calculating net earnings per share*
Basic and diluted	65,631,981	50,000,000

*	The shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.